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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*

                             Sel-Leb Marketing, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   816082 309
                          ---------------------------
                                 (CUSIP Number)

                            James Martin Kaplan, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                                  April 6, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages
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                                  SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP NO. 816082 309                                  Page   2   of   8   Pages
                                                           -----    -----
-------------------------------                     ----------------------------

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1               NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Harold Markowitz
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|

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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                   PF
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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

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6               CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

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                7       SOLE VOTING POWER

 NUMBER OF              174,784
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
  OWNED BY
    EACH                Not applicable
 REPORTING      ----------------------------------------------------------------
   PERSON       9       SOLE DISPOSITIVE POWER
    WITH
                        174,784
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                10      SHARED DISPOSITIVE POWER

                        Not applicable

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11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  174,784
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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      |_|
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.4%
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14              TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 8 Pages
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                                  SCHEDULE 13D

Item 1 - Security and Issuer.

                  This Amendment No. 1 (the "Amendment") to Schedule 13D dated July 20, 1995 relates to the Common Stock, par value $.01 per share ("Common Stock"), of Sel-Leb Marketing, Inc., a New York corporation (the "Company"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, with respect to the disposition by Harold Markowitz of beneficial ownership of shares of Common Stock of the Company. All information contained herein with respect to the Common Stock (including the number of shares underlying options held by Mr. Markowitz and the exercise price therefor) give effect to the Company's February 1996 three-for-one stock split of the Common Stock and the June 1998 one-for-eight reverse stock split of the Common Stock.

                  The address of the Company's principal executive office is 495 River Street, Paterson, New Jersey 07524.

Item 2 - Identity and Background.

                  This Amendment is being filed by Harold Markowitz, the Chairman of the Board and a director of the Company. The business address of Mr. Markowitz is c/o Sel-Leb Marketing, Inc., 495 River Street, Paterson, New Jersey 07524.

                  Mr. Markowitz's principal occupation is Chairman of the Board of the Company.

                  During the last five years, Mr. Markowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, Mr. Markowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Mr. Markowitz is a U.S. citizen.


                                Page 3 of 8 Pages
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Item 3. Source and Amount of Funds or Other Consideration.

                  Immediately prior to the date of the events which require the filing of this Amendment, Mr. Markowitz beneficially owned (i) 183,625 shares of Common Stock, (ii) options to purchase 7,500 shares of Common Stock at an exercise price of $4.75 per share, which options were granted to Mr. Markowitz on April 1, 1999 under the Company's 1995 Stock Option Plan, as amended (the "Stock Option Plan"), (iii) options to purchase 5,000 shares of Common Stock at an exercise price of $2.50 per share, which options were granted to Mr. Markowitz on January 6, 1999 under the Stock Option Plan, (iv) options to purchase 12,500 shares of Common Stock at an exercise price of $.875 per share, which options were granted to Mr. Markowitz on October 8, 1998 under the Stock Option Plan, and (v) options to purchase 2,812 shares of Common Stock at an exercise price of $.875 per share, which options were granted to Mr. Markowitz on December 26, 1996 under the Stock Option Plan. All options granted under the Stock Option Plan vest over a three-year period from the date of grant, with twenty-five percent (25%) of the shares subject to a grant being immediately vested and exercisable and an additional twenty-five percent (25%) of such shares vesting and becoming exercisable on each of the first three anniversaries of the date of grant, and expire ten years after the date of grant.

                  On April 6, 1999, Mr. Markowitz sold in the open market an aggregate of 10,800 shares of Common Stock, as follows:

                           Number of Shares               Price
                           ----------------               -----

                           7,000                          $9.3886
                           2,500                          $9.75
                             500                          $10.00
                             800                          $11.0625

                  On April 12, 1999, Mr. Markowitz acquired an aggregate of 6,400 shares of Common Stock upon the exercise of stock options held by Mr. Markowitz having an aggregate exercise price of $7,494.75. Also on April 12, 1999, Mr. Markowitz sold in the open market 6,400 shares of Common
Stock, as follows:

                           Number of Shares               Price
                           ----------------               -----

                           3,000                          $9.75
                           3,400                          $10.00

                  All of Mr. Markowitz's purchases of Common Stock, including purchases upon exercise of stock options held by him, were from Mr. Markowitz's personal funds.


                                Page 4 of 8 Pages
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Item 4. Purpose of Transaction.

                  Mr. Markowitz acquired his shares of Common Stock for investment purposes. Depending upon various factors, including, but not limited to (i) the Company's business, prospects and financial condition and other developments concerning the Company, (ii) available opportunities for Mr. Markowitz to acquire or dispose of the Common Stock, (iii) other business opportunities available to Mr. Markowitz and (iv) other relevant factors, Mr. Markowitz may in the future take such actions with respect to his holdings in the Common Stock as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the exercise of his options, and the disposition, from time to time or at any time, of all or a portion of the Company's securities now owned or hereafter acquired by Mr. Markowitz, either in a sale in the open market or in privately negotiated transactions to one or more purchasers.

                  Except as described above, Mr. Markowitz has not formulated any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;


                                Page 5 of 8 Pages
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                  (g)      Changes in the Company's charter, by-laws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

                  (a) and (b) Mr. Markowitz is the beneficial owner of 174,784 shares of Common Stock, which shares represent, in the aggregate, approximately 15.4% of the issued and outstanding shares of Common Stock as of the date hereof. The shares of Common Stock beneficially owned by Mr. Markowitz include 172,825 shares of Common Stock owned directly by him and an aggregate of 1,959 shares of Common Stock issuable upon exercise of options held by him which are currently exercisable. The number of shares of Common Stock beneficially owned by Mr. Markowitz does not include an aggregate of 19,453 shares underlying options held by him which are not exercisable within 60 days of the date hereof.

                  Hence, Mr. Markowitz has sole power to vote or direct the vote of 174,784 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 174,784 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

                  (c) Except for the option exercises and stock sales effected by Mr. Markowitz in April 1999, each as described elsewhere herein, no transactions in Common Stock were effected by the person named in response to paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

                  (d) No person other than Mr. Markowitz has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Markowitz or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

                  (e)      Not Applicable.


                                Page 6 of 8 Pages
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Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Markowitz and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  None


                                Page 7 of 8 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1999

                                                       /s/ Harold Markowitz
                                                      --------------------------
                                                      Harold Markowitz


                                Page 8 of 8 Pages